UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
IN WHOLE OR IN PART INTO JAPAN OR ITALY

8 July 2005

Royal Dutch Shell reserves right to reduce minimum acceptance condition

On 19 May 2005, Royal Dutch Shell launched the share exchange offer (the “Royal Dutch Offer”) for all the ordinary shares of Royal Dutch (“Royal Dutch Shares”), as part of the implementation of the previously announced unification of Royal Dutch and Shell Transport under a single publicly traded company. At shareholder meetings on 28 June 2005, shareholders approved by an overwhelmingly majority the resolutions relating to the unification of Royal Dutch and Shell Transport.

Royal Dutch Shell announces that it reserves the right (but is not obligated) to reduce the minimum percentage of Royal Dutch Shares that must be submitted for exchange (and not withdrawn) before the expiry of the acceptance period for the Royal Dutch Offer from 95% to any level at or in excess of 75%. This announcement is not an indication of current acceptance levels and does not constitute a reduction of the acceptance condition itself. Any such reduction will only be made on or after 18 July 2005. This announcement is made in order to comply with US regulatory requirements.

The Royal Dutch Offer will remain open for acceptance until 11:00 p.m. Amsterdam time on 18 July 2005, unless extended by press release. If the acceptance condition is satisfied and all other conditions of the Royal Dutch Offer (other than the conditions relating to the Shell Transport scheme of arrangement) are satisfied or to the extent permitted waived, then withdrawal rights following the close of the Royal Dutch Offer will terminate.

Holders of Royal Dutch Shares who have already tendered their shares but whose willingness to accept the Royal Dutch Offer would be affected by a reduction of the minimum percentage in the acceptance condition are advised to withdraw their acceptances immediately but in any event must do so before the end of the offer acceptance period at 11:00 p.m. Amsterdam time on 18 July 2005.

Under the terms of the transaction, for every Royal Dutch Share held in bearer or Hague registry form tendered shareholders will receive two Royal Dutch Shell Class A ordinary shares and for every Royal Dutch Share held in New York registry form tendered shareholders will receive one Royal Dutch Shell Class A ADR (representing two Royal Dutch Shell Class A Shares).

Further to the announcement of final proposals for the recommended unification of Royal Dutch and Shell Transport on 19 May 2005, Royal Dutch Shell intends to request the de-listing of the Royal Dutch Shares from the Official List of the London Stock Exchange with effect from the close of market on 19 July 2005.

This announcement is made pursuant to article 9b paragraph 1 of the 1995 Decree on the Supervision of Securities Trade.

Media

UK/USA/International:
Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Bianca Ruakere	+44 20 7934 4323
Lisa Givert	+44 20 7934 2914
Susan Shannon	+44 20 7934 3277
Bernadette Cunnane	+44 20 7934 2713
Netherlands:
Herman Kievits	+31 70 377 8750

Institutional Investors

UK:
David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Europe:
Bart van der Steenstraten	+31 70 377 3996
USA:
Harold Hatchett	+1 212 218 3112

Private Investor Call Centres

UK Call Centre:

Freephone 0800 169 1679 (+44 1903 276323 from outside the UK) Monday to Friday 8:30 a.m. to 5:30 p.m., London time

US Call Centres:

Holders of Royal Dutch New York Registered Shares: Within the US call toll free (877) 278 4235, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time

Holders of Shell Transport ADRs: Within the US call toll free (877) 278 6357, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time

This announcement contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction being satisfied; the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the Transaction; tax treatment of dividends paid to shareholders; and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from the recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch and Shell Transport undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

The Royal Dutch Offer and the Scheme of Arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This announcement and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan, or persons who are in Japan. Copies of this announcement and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this presentation (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this announcement and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This announcement and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The distribution of this announcement in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of Royal Dutch. Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors of Royal Dutch and Shell Transport are advised to seek expert financial advice before making any decisions as regards the Royal Dutch Offer or the Scheme.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 8 July 2005